Filed Pursuant to Rule 433

Registration No. 333-263192

Final Term Sheet

February 27, 2023

€1,250,000,000

AT&T Inc.

€1,250,000,000 FLOATING RATE GLOBAL NOTES DUE 2025

ISSUER:	AT&T Inc.

TITLE OF SECURITIES:	€1,250,000,000 aggregate principal amount of Floating Rate Global Notes due 2025 (the “Notes”).

TRADE DATE:	February 27, 2023

SETTLEMENT DATE (T+5*):	March 6, 2023

MATURITY DATE:	March 6, 2025, at par.

AGGREGATE PRINCIPAL AMOUNT OFFERED:	€1,250,000,000

PRICE TO PUBLIC (ISSUE PRICE):	100.000%

GROSS SPREAD	0.150%

PRICE TO AT&T:	99.850%

NET PROCEEDS:	€1,248,125,000

USE OF PROCEEDS:	AT&T intends to use the proceeds for general corporate purposes, including, together with the net proceeds from the offering of U.S.$1,750,000,000 of 5.539% Global Notes due 2026 AT&T completed on February 22, 2023, to repay all amounts outstanding under AT&T’s U.S.$2,500,000,000 Term Loan Agreement entered into on November 16, 2022 between AT&T, Mizuho Bank, Ltd., as agent, and the lenders set forth therein and which matures on February 16, 2025.

UNDERWRITER’S REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriter to reimburse $400,000 of AT&T’s expenses.

INTEREST RATE:	Applicable EURIBOR Rate (based on the three-month EURIBOR) plus 40 basis points. The interest rate on the Notes will in no event be lower than zero.

INTEREST PAYMENT DATE:	Quarterly on each March 6, June 6, September 6 and December 6 of each year, commencing on June 6, 2023; provided however, that if any such interest payment date would fall on a day that is not a EURIBOR business day (as defined herein), other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the next succeeding EURIBOR business day, unless the next succeeding EURIBOR business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding EURIBOR business day; and provided further, that if the date of maturity is not a EURIBOR business day, payment of principal and interest will be made on the next succeeding business day and no interest will accrue for the period from and after such date of maturity.

DENOMINATIONS:	Minimum of €100,000 and integral multiples of €1,000 in excess thereof.

INDENTURE AND RANKING	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

OPTIONAL REDEMPTION:	Except in connection with certain tax events, the Notes are not redeemable at AT&T’s option.

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

ISIN:	XS2595361978

CUSIP:	00211G AB5

COMMON CODE:	259536197

LISTING:	AT&T intends to apply to list the Notes on the New York Stock Exchange.

FORM/CLEARING SYSTEMS:	The Notes will be issued only in registered, book-entry form. There will be a Global Note deposited with a common depositary for Euroclear Bank SA/NV and Clearstream Banking, Société Anonyme for each issue.

STABILIZATION:	FCA/ICMA

DAY COUNT FRACTION:	ACTUAL/360, modified following, adjusted

RATINGS:	Moody’s: Baa2 (stable) S&P: BBB (stable) Fitch: BBB+ (stable)

BOOKRUNNER:	Société Générale

REFERENCE DOCUMENT:	Prospectus Supplement, dated February 27, 2023; Prospectus dated March 2, 2022

* Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, THE UNDERWRITER OR DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING SOCIÉTÉ GÉNÉRALE AT 1-855-881-2108.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS

NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.

MiFID II - professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.